UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

William Neil
Chief Financial Officer and Acting Chief Executive Officer
Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, California 90245
(310)-536-0900

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peerless Systems Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,561,759(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,561,759(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,561,759(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 1,449,621 warrants of Highbury Financial Inc. Each warrant entitles the holder to purchase one share of Highbury common stock.

Item 1.    Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.0001 per share (the “Common Stock”), of Highbury Financial Inc., a Delaware corporation (“Highbury”). The principal executive office of Highbury is located at 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.

Item 2.            Identity and Background.

This Statement is being filed by Peerless Systems Corporation (“Peerless”). The address of Peerless is 2381 Rosecrans Avenue, El Segundo, California 90245. Exhibit B sets forth the names, business addresses, and present principal occupations of each director and executive officer of Peerless.

During the last five years, no director or executive officer of Peerless has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the persons set forth on Schedule B is a citizen of the United States.

Item 3.            Source and Amount of Funds or Other Consideration.

Peerless’s working capital was used to purchase the Common Stock and Warrants set forth herein.

Item 4.            Purpose of Transaction.

Peerless acquired the securities set forth herein because they are viewed as an attractive investment.

Based upon its evaluation of Highbury's financial condition, market conditions and other factors it may deem material, Peerless may seek to acquire additional shares of Common Stock, Units or Warrants in one or more open market or private transactions, dispose of all or any portion of the securities currently owned, pursue a merger or acquisition with respect to Highbury, or take any other action set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Peerless may, at any time and from time to time, review, reconsider and discuss with Highbury or others, Peerless's position with respect to Highbury.  Peerless also reserves the right to change its plans or intentions with respect to Highbury at any time.

Item 5.            Interest in Securities of the Issuer.

Peerless owns 1,112,148 shares of Common Stock and 1,449,621 warrants to purchase Common Stock of Highbury.  The Warrants are currently exercisable at an exercise price of $5.00 per share of Common Stock. The Warrants will expire on January 25, 2010.  Based upon 9,087,555 shares of outstanding Common Stock reported in Highbury’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, this represents 24.3% of the outstanding shares of Common Stock.

Peerless has the sole power to vote the shares of Common Stock reported herein and to dispose of all of the shares of Common Stock and Warrants reported herein.

Exhibit A sets forth the purchases and sales of Highbury Common Stock and Warrants by Peerless since the filing of Peerless’s original Schedule 13D with respect to Highbury on May 11, 2009. Except as set forth in Exhibit A and such original Schedule 13D, no transactions in Highbury securities were effected by Peerless in the last 60 days.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Peerless is not party to any contracts, arrangements, understandings or relationships with any other person with respect to Highbury.

Item 7.            Materials to be Filed as Exhibits.

Exhibit A  Transactions since May 11, 2009
Exhibit B   Directors and Executive Officers of Peerless

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2009

PEERLESS SYSTEMS CORPORATION

By: /s/ William Neil
Name: William Neil
Title: Chief Financial Officer and Acting Chief Executive Officer

Exhibit A

Each of the following transactions was completed on the open market:

Date	Security	Transaction	Quantity	Price

5/19/2009	Common Stock	Purchase	1,262	$3.30
5/19/2009	Warrants	Purchase	72,871	$0.10
5/20/2009	Warrants	Purchase	5,000	$0.10
6/3/2009	Warrants	Purchase	40,750	$0.06
6/8/2009	Common Stock	Purchase	12,150	$3.75
6/8/2009	Common Stock	Purchase	1,311	$3.82

Exhibit B

Directors and Executive Officers

Name and Title(1)	Principal Occupation and Address of Employment
Steven M. Bathgate, Director	Senior Managing Partner Bathgate Capital Partners LLC 5350 S. Roslyn Street, Suite 400 Greenwood Village, CO 80111
Timothy E. Brog, Director	Managing Director Locksmith Capital Management LLC 551 Madison Avenue, 6th Floor New York, New York 10022
Gregory Bylinsky, Director	Portfolio Manager, Managing Director and Managing Partner Bandera Partners LLC 26 Broadway, Suite 1607 New York, New York 10004
Edward Gaughan, President	President Peerless Systems Corporation 2381 Rosecrans Avenue El Segundo, California 90245
Jefferson Gramm, Director	Portfolio Manager, Managing Director and Managing Partner Bandera Partners LLC 26 Broadway, Suite 1607 New York, New York 10004
Jeffrey A. Hammer, Director	Managing Director Houlihan Lokey 245 Park Avenue New York, NY 10167
William Neil, Chief Financial Officer and Acting Chief Executive Officer	Chief Financial Officer and Acting Chief Executive Officer Peerless Systems Corporation 2381 Rosecrans Avenue El Segundo, California 90245

For the purposes of this Schedule 13D, the principal business address of each of the above persons is c/o Peerless Systems Corporation, 2381 Rosecrans Avenue, El Segundo, California 90245.